SCHEDULE A
TO THE
EAGLE SERIES TRUST
SUBADVISORY AGREEMENT
BETWEEN
EAGLE ASSET MANAGEMENT, INC.
AND
EAGLE BOSTON INVESTMENT MANAGEMENT, INC.

As compensation pursuant to section 4 of the Subadvisory Agreement between Eagle Asset Management, Inc. (the “Manager”) and Eagle Boston Investment Management, Inc. (the “Subadviser”), the Manager shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following percentage rates of each Portfolio’s average daily net assets under management by the Subadviser:

For the Eagle Series Trust – Eagle Smaller Company Fund:

Advisory Fee as % of Average Daily Net Assets of the Entire Portfolio:	Average Daily Net Assets Under Management:
$0 to $500 million	0.375%
$500+ million to $1 billion	0.350%
Over $1 billion	0.325%

Dated:     March 1, 2012